September 17, 2019

John Busshaus
Chief Financial Officer
Liberated Syndication Inc.
5001 Baum Boulevard, Suite 770
Pittsburg, Pennsylvania 15213

       Re: Liberated Syndication Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 14, 2019
           File No. 000-55779

Dear Mr. Busshaus:

       We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm , page 38

1. The Public Company Accounting Oversight Board ("PCAOB") has revoked the registration of your auditor for fiscal year 2017, Gregory & Associates,
LLC. You can
      find a copy of the order on the PCAOB's website at

https://pcaobus.org/Enforcement/Decisions/Documents/105-2019-018-Gregory.pdf.
As
      this auditor is no longer registered with the PCAOB, you may not include audit reports or consents in your filings with the Commission on or after the date of deregistration. If an auditor who is not currently registered with the PCAOB audited a year that you are required to include in your filings with the Commission, you should have a firm that is currently registered with the PCAOB re-audit that year.
 John Busshaus
Liberated Syndication Inc.
September 17, 2019
Page 2



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Claire DeLabar,
Senior Staff Accountant, at (202) 551-3349 with any other questions.



FirstName LastNameJohn Busshaus                           Sincerely,
Comapany NameLiberated Syndication Inc.
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Corporation Finance
September 17, 2019 Page 2                                 Office of
Telecommunications
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